UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G

                   Under the Securities Exchange Act of 1934*


                           General Bearing Corporation
                           ---------------------------
                                (Name of Issuer)

                     Common Stock, $.01 par value per share
                     --------------------------------------
                         (Title of Class of Securities)

                                   369147 10 3
                                 -------------
                                 (CUSIP Number)

                               September 21, 2001
             -------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

 [ ]      Rule 13d-1(b)

 [X]      Rule 13d-1(c)

 [ ]      Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 369147 10 3

1    NAME OF REPORTING PERSON: June H. Geneen, Executor and Trustee
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                (b) [x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

   NUMBER OF       5     SOLE VOTING POWER:   -0-
   SHARES
 BENEFICIALLY      6     SHARED VOTING POWER:  205,095
  OWNED BY
    EACH           7     SOLE DISPOSITIVE POWER:   -0-
  REPORTING
 PERSON WITH       8     SHARED DISPOSITIVE POWER:   205,095

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   205,095

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9): 5.0%

12   TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1    NAME OF REPORTING PERSON: Phil E. Gilbert, Jr., Executor
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                (b) [x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF        5     SOLE VOTING POWER:    -0-
    SHARES
 BENEFICIALLY      6     SHARED VOTING POWER:   -0-
  OWNED BY
    EACH           7     SOLE DISPOSITIVE POWER:   -0-
  REPORTING
 PERSON WITH       8     SHARED DISPOSITIVE POWER:    -0-

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   -0-

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   -0-

12   TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1    NAME OF REPORTING PERSON: United States Trust Company of New York,
                                 Executor and Trustee
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): 13-381-8954

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                (b) [x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION: New York

  NUMBER OF        5     SOLE VOTING POWER:    -0-
    SHARES
 BENEFICIALLY      6     SHARED VOTING POWER:   615,284
   OWNED BY
     EACH          7     SOLE DISPOSITIVE POWER:  -0-
  REPORTING
 PERSON WITH       8     SHARED DISPOSITIVE POWER:  615,284

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:     615,284

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   14.9%

12   TYPE OF REPORTING PERSON: CO

CUSIP No. 369147 10 3

1    NAME OF REPORTING PERSON:  Howard J. Aibel, Trustee
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                (b) [x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF        5     SOLE VOTING POWER:    -0-
   SHARES
 BENEFICIALLY      6     SHARED VOTING POWER:   410,189
  OWNED BY
    EACH           7     SOLE DISPOSITIVE POWER:  -0-
  REPORTING
 PERSON WITH       8     SHARED DISPOSITIVE POWER:  410,189

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   410,189

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   9.9%

12   TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1    NAME OF REPORTING PERSON: Allen P.K. Keesee, Trustee
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                (b) [x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

  NUMBER OF        5     SOLE VOTING POWER:    -0-
    SHARES
 BENEFICIALLY      6     SHARED VOTING POWER:   205,095
  OWNED BY
    EACH           7     SOLE DISPOSITIVE POWER:  -0-
  REPORTING
 PERSON WITH       8     SHARED DISPOSITIVE POWER:   205,095

9    AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
     PERSON:   205,095

10   CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
     CERTAIN SHARES                                             [ ]

11   PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   5.0%

12   TYPE OF REPORTING PERSON: IN

CUSIP No. 369147 10 3

1    NAME OF REPORTING PERSON: Thomas Silbiger, Trustee
     I.R.S. IDENTIFICATION NO. OF ABOVE PERSON (ENTITIES ONLY): Not Applicable

2    CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP:          (a) [ ]
                                                                (b) [x]

3    SEC USE ONLY

4    CITIZENSHIP OR PLACE OF ORGANIZATION: United States

   NUMBER OF       5     SOLE VOTING POWER:    -0-
    SHARES
 BENEFICIALLY      6     SHARED VOTING POWER:   615,284
   OWNED BY
    EACH           7     SOLE DISPOSITIVE POWER:  -0-
  REPORTING
 PERSON WITH       8     SHARED DISPOSITIVE POWER:     615,284

9       AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
        PERSON:     615,284

10      CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
        CERTAIN SHARES                                          [ ]

11      PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9):   14.9%

12      TYPE OF REPORTING PERSON: IN

                                Preliminary Note

        This Statement on Schedule 13G is being filed by June H. Geneen, Phil E. Gilbert, Jr., United States Trust Company of New York, Howard J. Aibel, Allen P.K. Kessee and Thomas Silbiger (collectively, the "Reporting Persons") with respect to their beneficial ownership of the common stock of General Bearing Corporation, a Delaware corporation ("General Bearing"). Reporting Persons
June H. Geneen, Phil E. Gilbert, Jr., and United States Trust Company of New York are the Executors (collectively, the "Executors") of the Estate of Harold
S. Geneen (the "Estate").

        The Estate owned 600 shares of World Machinery Company, a closely held Delaware corporation which owned 74.8% of the outstanding common stock of General Bearing ("World Machinery"). On June 30, 2000, General Bearing, World Machinery and Fisco Industries Ltd., a wholly-owned subsidiary of General Bearing, entered into an agreement and plan of merger, pursuant to which on July 7, 2000, Fisco Industries Ltd. was merged with and into World Machinery (the "Merger"), World Machinery became a wholly-owned subsidiary of General Bearing, and each outstanding share of World Machinery was converted into 1,025.4735 shares of General Bearing common stock. Thus, the Estate's 600 shares of World Machinery were converted into 615,284 shares of General Bearing common stock, or approximately 15% of the shares of General Bearing common stock outstanding after the Merger.

        On October 6, 2000, 15 of the former beneficial owners of the shares of World Machinery, including the three Executors (collectively, the "World Machinery Group"), filed with the SEC a Schedule 13D bearing a cover date of July 7, 2000, in which they reported their individual and group beneficial ownership of General Bearing common stock as a result of the Merger. The following are excerpts from this Schedule 13D:

"Item 4.       PURPOSE OF TRANSACTION
               . . .
                      "(ii) On July 11, 2000, the reporting persons, acting as a group, submitted an offer to acquire the publicly-held shares of General Bearing Common Stock for $6.50 per share payable in cash. A special committee of independent directors of General Bearing has been formed to evaluate the offer. The offer contains several conditions for the consummation of the merger including the reporting persons' ability to secure financing for the transaction. If the transaction contemplated by the offer is consummated, then the Common Stock of General Bearing will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and will cease to be quoted on the NASDAQ - Small Cap Market.

"Item 5(a).    AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

               "For purposes of this filing, all reporting persons are acting as a group pursuant to Rule 13d-5(b)(1) in connection with the offer submitted to General Bearing to acquire the publicly held shares of General Bearing Common Stock. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group for purposes of Section 13(d) of the [Securities Exchange] Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person [, including the three Executors,] is 3,230,796, and the percentage of Common Stock beneficially owned by each reporting person is 78.6%, based on the total shares outstanding of 4,111,050 as of the date of this filing.

"Item 5(b).    NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND
               DISPOSITIVE POWER.

               "Because the reporting persons are members of a group, as described in Item 5(a), each member is deemed to share the power to vote or direct the vote, and the power to dispose or direct the deposition, of all shares of Common Stock held by the other members of the group, for purposes of this filing. As such, each reporting person is deemed to be the beneficial owner of an aggregate of 3,230,796 shares of Common Stock."

        On January 29, 2001, the World Machinery Group filed with the SEC an amendment no. 1, bearing a cover date of January 19, 2001, to their Schedule 13D. The following are excerpts from this amendment:

"Item 4.       PURPOSE OF TRANSACTION.

               Item 4 is hereby amended and supplemented by replacing subpart
               (ii) of, and adding subpart (iii) to, the Original 13D with the following:

                      "(ii) On July 11, 2000, the reporting persons, acting as a group through Acquisition Co. [GBC Acquisition Corp., a Delaware corporation owned by the reporting persons as a group], submitted an offer to acquire the publicly-held shares of General Bearing Common Stock for $6.50 per share payable in cash to holders of General Bearing's Common Stock (other than Acquisition Co., subsidiaries of General Bearing and any stockholder who properly perfects his or her appraisal rights under Delaware law). The offer proposed the purchase of shares to take place through means of a cash-out merger the terms of which are described in detail in the Merger Agreement of January 19, 2001, which is an exhibit hereto [the "Acquisition Co. Merger Agreement"].

                             "A special committee of independent directors of General Bearing (the "Special Committee") was formed to evaluate the offer. The offer contained several conditions for the consummation of the merger including the reporting persons' ability to secure financing for the transaction. . . .

                             "A special meeting of the stockholders of General Bearing will soon be held at which the stockholders of General Bearing will vote on whether to accept the offer of Acquisition Co. The reporting persons, who currently hold 79.2% of General Bearing Common Stock as reported herein, have sufficient stockholdings to insure stockholder approval of the merger on behalf of General Bearing. Therefore it is highly probable that the transaction will proceed as described in the [Acquisition Co.] Merger Agreement.

                             "With the consummation of the merger, assuming stockholder approval, the Common Stock of General Bearing will become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934 and will cease to be quoted on the NASDAQ - Small Cap Market.

                      . . .

"Item 5(a).    AGGREGATE NUMBER AND PERCENTAGE OF COMMON STOCK.

               "Item 5(a) is hereby amended and supplemented by replacing the text of 5(a) on the Original 13D with the following:

               "For purposes of this filing, all reporting persons are acting as a group pursuant to Rule 13d-5(b)(1) in connection with the offer submitted to General Bearing to acquire the publicly held shares of General Bearing Common Stock. As such, each reporting person is deemed to have acquired beneficial ownership of all equity securities of General Bearing beneficially owned by the other members of the group for persons of Section 13(d) of the [Securities Exchange] Act and this filing. Therefore, the aggregate number of shares of Common Stock beneficially owned by each reporting person is 3,259,300, and the percentage of Common Stock beneficially owned by each reporting person is 79.3%, based on the total shares outstanding of 4,112,650 as of November 20, 2000 (as reported on the Form 10Q filed November 20, 2000). The total number of shares outstanding does not include shares held by World Machinery Company.

"Item 5(b).    NUMBER OF SHARES AS TO WHICH PERSON HAS VOTING AND
               DISPOSITIVE POWER.

               "Item 5(b) is hereby amended and supplemented by replacing the text of 5(b) on the Original 13D with the following:

               "Because the reporting persons are members of a group, as described in Item 5(a), each member is deemed to share the power to vote or direct the vote, and the power to dispose or direct the disposition, of all shares of Common Stock held by the other members of the group, for purposes of this filing. As such, each reporting person is deemed to be the beneficial owner of an aggregate of 3,259,300 shares of Common Stock."

               On April 20, 2001, General Bearing filed a Current Report on Form 8-K bearing a cover date of April 16, 2001, in which General Bearing reported that on April 16, 2001, it had entered into a Termination Agreement with Acquisition Co. pursuant to which the Acquisition Co. Merger Agreement was terminated and the proposed merger between General Bearing and Acquisition Co. was abandoned. The Form 8-K reported that "The parties entered into the Termination Agreement based on the parties' agreement that it was not reasonably feasible to finance the merger transaction give[n] current business conditions."

               As a result of this Termination Agreement, the Executors affirm that they ceased, on or prior to April 16, 2001, to be members of the World Machinery Group. Thus, the Reporting Persons are the beneficial owners in the aggregate of only 615,284 shares of General Bearing common stock.

               Effective September 21, 2001, the Estate transferred all its shares of General Bearing common stock to (a) the Trust under the Will of Harold S. Geneen for the benefit of June H. Geneen (410,189 shares) (the "Marital Trust"), and (b) the Harold S. Geneen Charitable Trust (205,095 shares) (the "Charitable Trust"). Reporting Persons Howard J. Aibel, Thomas Silbiger and United States Trust Company of New York are the trustees of the Marital Trust, and June H. Geneen, Allen P.K. Keesee, Thomas Silbiger and United States Trust Company of New York are the trustees of the Charitable Trust.

Item 1.

(a)  Name of Issuer:     General Bearing Corporation ("General Bearing")

(b)  Address of Issuer's Principal
       Executive Offices:                   44 High Street
                                            West Nyack, New York 10994


Item 2.

(a)(1) Name of Person Filing:               June H. Geneen

(b)(1) Address of Principal Business
         Office or, if none, Residence:     740 Jockey Hill Road
                                            Lisbon, New Hampshire  03585

(c)(1) Citizenship:                         United States

(a)(2) Name of Person Filing:               Phil E. Gilbert, Jr.

(b)(2) Address of Principal Business
         Office or, if none, Residence:     The Croft
                                            1595 Spring Valley Road
                                            Ossining, New York  10562

(c)(2) Citizenship:                         United States

(a)(3) Name of Person Filing:               United States Trust Company
                                              of New York

(b)(3) Address of Principal Business
          Office or, if none, Residence:    114 West 47th Street
                                            New York, New York  10036

(c)(3) Citizenship (Place of Organization): New York

(a)(4) Name of Person Filing:               Allen P.K. Keesee

(b)(4) Address of Principal Business
          Office or, if none, Residence:    1112 Treeside Lane
                                            Herndon, Virginia  20170

(c)(4) Citizenship:                         United States

(a)(5) Name of Person Filing:               Thomas Silbiger

(b)(5) Address of Principal Business
         Office or, if none, Residence:     Cameron & Hornbostel, LLP
                                            866 United Nations Plaza
                                            Suite 249
                                            New York, New York  10017

(c)(5) Citizenship:                         United States

(a)(6) Name of Person Filing:               Howard J. Aibel

(b)(6) Address of Principal Business
          Office or, if none, Residence:    183 Steephill Road
                                            Weston, Connecticut  06883-1924

(c)(6) Citizenship:                         United States

(d) Title of Class of Securities: Common Stock, $.01 par value per share

(e)     CUSIP Number:  369147 10 3


Item 3.

               Not applicable.


Item 4.        Ownership

               Provide the following information regarding the aggregate number and percentage of the class of securities of the issuer identified in Item 1.

I. June H. Geneen

(a) Amount beneficially owned (as of September 21, 2001): 205,095 shares

(b) Percent of class: 5.0%*


______________

* This is a percentage of 4,128,650 shares of common stock which, according to General Bearings' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, were outstanding on August 8, 2001.

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: -0-

        (ii) shared power to vote or to direct the vote: 205,095 shares

        (iii) sole power to dispose or to direct the disposition of: -0-

        (iv) shared power to dispose or to direct the disposition of: 205,095 shares

II. Phil E. Gilbert, Jr.

(a) Amount beneficially owned (as of September 21, 2001): -0-

(b) Percent of class: -0-

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: -0-

        (ii) shared power to vote or to direct the vote: -0-

        (iii) sole power to dispose or to direct the disposition of: -0-

        (iv) shared power to dispose or to direct the disposition of: -0-

III. United States Trust Company of New York

(a) Amount beneficially owned (as of September 21, 2001): 615,284 shares

(b) Percent of class: 14.9%*

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: -0-

        (ii) shared power to vote or to direct the vote: 615,284 shares

        (iii) sole power to dispose or to direct the disposition of: -0-

        (iv) shared power to dispose or to direct the disposition of: 615,284 shares



______________

* This is a percentage of 4,128,650 shares of common stock which, according to General Bearings' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, were outstanding on August 8, 2001.

IV. Howard J. Aibel

(a) Amount beneficially owned (as of September 21, 2001): 410,189 shares

(b) Percent of class: 9.9%*

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: -0-

        (ii) shared power to vote or to direct the vote: 410,189 shares

        (iii) sole power to dispose or to direct the disposition of: -0-

        (iv) shared power to dispose or to direct the disposition of: 410,189 shares

V.  Allen P.K. Keesee

(a) Amount beneficially owned (as of September 21, 2001): 205,095 shares

(b) Percent of class: 5.0%*

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: -0-

        (ii) shared power to vote or to direct the vote: 205,095 shares

        (iii) sole power to dispose or to direct the disposition of: -0-

        (iv) shared power to dispose or to direct the disposition of: 205,095 shares

VI. Thomas Silbiger

(a) Amount beneficially owned (as of September 21, 2001): 615,284 shares

(b) Percent of class: 14.9%*


______________

* This is a percentage of 4,128,650 shares of common stock which, according to General Bearings' Quarterly Report on Form 10-Q for the quarterly period ended June 30, 2001, were outstanding on August 8, 2001.

(c) Number of shares as to which the person has:

        (i) sole power to vote or to direct the vote: -0-

        (ii) shared power to vote or to direct the vote: 615,284 shares

        (iii) sole power to dispose or to direct the disposition of: -0-

        (iv) shared power to dispose or to direct the disposition of: 615,284 shares


Item 5.        Ownership of Five Percent or Less of a Class

               If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class of securities, check the following. [X]

               Reporting Person Phil E. Gilbert, Jr. has ceased to be the beneficial owner of any shares and thus is no longer subject to the requirements of Section 13(d) or Section 13(g) of the Securities Exchange Act of 1934 with respect to the common stock of General Bearing. Accordingly, Mr. Gilbert will not join in filing any amendments to this Schedule 13G.


Item 6.        Ownership of More than Five Percent on Behalf of Another Person

               Not applicable.


Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company

               Not applicable.


Item 8.        Identification and Classification of Members of the Group

               The five Reporting Persons other than Phil E. Gilbert, Jr. may be deemed to be a group for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 and Rule 13d-5(b) thereunder.


Item 9.        Notice of Dissolution of Group

               See the Preliminary Note above with respect to the dissolution of the Executors' connection with the World Machinery Group on or prior to April 16, 2001. The Reporting Persons will not join in filing any further amendments to the Schedule 13D filed by the World Machinery Group and described in the Preliminary Note above.

Item 10.       Certification

               By signing below we certify that, to the best of our knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of General Bearing and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                   SIGNATURES

        After reasonable inquiry and to the best of our knowledge and belief, we certify that the information set forth in this statement is true, complete and correct.


June 11, 2003

/s/ June H. Geneen                              /s/ Howard J. Aibel
------------------                              -------------------
June H. Geneen                                  Howard J. Aibel


/s/ Phil E. Gilbert, Jr.                        /s/ Allen P.K. Keesee
------------------------                        ---------------------
Phil E. Gilbert, Jr.                            Allen P.K. Keesee


                                                /s/ Thomas Silbiger
                                                -------------------
UNITED STATES TRUST COMPANY                     Thomas Silbiger
OF NEW YORK


By:  /s/ Stephen Scott Kirkpatrick
     -----------------------------
     Print name:  Stephen Scott Kirkpatrick
     Title:  Senior Vice President

                                                                       EXHIBIT 1

                             JOINT FILING AGREEMENT

        In accordance with Rule 13d-1(k)(1) under the Securities Exchange Act of 1934, as amended, the undersigned hereby agree that this Schedule 13G relating to the common stock, $.01 par value per share, of General Bearing Corporation, as the same may be amended from time to time hereafter, is being filed with the Securities and Exchange Commission on behalf of each of them.

June 11, 2003

/s/ June H. Geneen                              /s/ Howard J. Aibel
------------------                              -------------------
June H. Geneen                                  Howard J. Aibel


/s/ Phil E. Gilbert, Jr.                        /s/ Allen P.K. Keesee
------------------------                        ---------------------
Phil E. Gilbert, Jr.                            Allen P.K. Keesee


                                                /s/ Thomas Silbiger
                                                -------------------
UNITED STATES TRUST COMPANY                     Thomas Silbiger
OF NEW YORK


By:  /s/ Stephen Scott Kirkpatrick
     -----------------------------
     Print name:  Stephen Scott Kirkpatrick
     Title:  Senior Vice President